ANNUITY OPTION AMENDMENT ENDORSEMENT



This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.

The following hereby amends and supersedes the following section of the Contract entitled "ANNUITY OPTIONS":

The section in the Contract entitled "OPTION 6 - SPECIFIED PERIOD CERTAIN ANNUITY" is deleted from the Contract.




         Signed for Allianz Life Insurance Company of North America by:


                       [Suzanne J. Pepin]            [Charles Kavitsky]
                        Suzanne J. Pepin              Charles Kavitsky
                Senior Vice President, Secretary       President
                  and Chief Legal Officer
S40397